Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 8
DATED JULY 12, 2007
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 6 dated April 24, 2007 and Supplement No. 7 dated May 15, 2007.  Supplement No. 6 superseded and replaced the following prior supplements to the prospectus dated October 6, 2006:  Supplement No. 1 dated November 1, 2006; Supplement No. 2 dated November 15, 2006; Supplement No. 3 dated November 30, 2006; Supplement No. 4 dated December 22, 2006; and Supplement No. 5 dated February 23, 2007.  Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through June 28, 2007, we have accepted investors’ subscriptions to this offering and issued approximately 73.4 million shares of our common stock resulting in aggregate gross proceeds of approximately $730.7 million.

Distribution Policy

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary — Distribution Policy” section on page 5 of our prospectus, the “Description of Shares — Distributions” section beginning on page 200 of our prospectus and all similar discussions appearing throughout the prospectus:

On June 20, 2007, our board of directors declared distributions payable to the stockholders of record each day during the month of July 2007.  The declared distributions equal a daily amount of $0.0019178 per share of common stock, which is equivalent to an annual distribution rate of 7% assuming the share was purchased for $10.00.

On July 11, 2007, our board of directors declared distributions payable to the stockholders of record each day during for the months of August and September 2007.  The declared distributions for August and September will equal a daily amount of $.0017260 per share of common stock, which is equivalent to an annual distribution rate of 6.3% assuming the share was purchased for $10.00.

A portion of each distribution is expected to constitute return of capital for tax purposes.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.